UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

AppFolio, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

03783C100

(CUSIP Number)

Pat Robertson

Dragoneer Investment Group, LLC

One Letterman Drive, Building C, Suite 3-950

San Francisco, CA 94129

(415) 539-3085

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Thomas Holden

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111

(415) 315-6379

February 5, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03783C100

1.	Names of Reporting Persons Marc Stad
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 143,647 shares of Class B Common Stock
	8.	Shared Voting Power 1,393,904 shares of Class B Common Stock 1,129,107 shares of Class A Common Stock
	9.	Sole Dispositive Power 143,647 shares of Class B Common Stock
	10.	Shared Dispositive Power 1,393,904 shares of Class B Common Stock 1,129,107 shares of Class A Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,537,551 shares of Class B Common Stock 1,129,107 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 28.49%[1]
14.	Type of Reporting Person (See Instructions) IN

[1]	Percentage calculations are based upon 7,821,666 issued and outstanding shares of the Issuer’s Class A common stock as of October 25, 2015, as reported in the Issuer’s quarterly report filed with the SEC on November 9, 2015.

CUSIP No. 03783C100

1.	Names of Reporting Persons Dragoneer Investment Group, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,393,904 shares of Class B Common Stock 1,129,107 shares of Class A Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,393,904 shares of Class B Common Stock 1,129,107 shares of Class A Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,393,904 shares of Class B Common Stock 1,129,107 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 27.38%[2]
14.	Type of Reporting Person (See Instructions) IA

[2]	Percentage calculations are based upon 7,821,666 issued and outstanding shares of the Issuer’s Class A common stock as of October 25, 2015, as reported in the Issuer’s quarterly report filed with the SEC on November 9, 2015.

CUSIP No. 03783C100

1.	Names of Reporting Persons Dragoneer Apartment, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 810,282 shares of Class B Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 810,282 shares of Class B Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 810,282 shares of Class B Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 9.39%[3]
14.	Type of Reporting Person (See Instructions) OO

[3]	Percentage calculations are based upon 7,821,666 issued and outstanding shares of the Issuer’s Class A common stock as of October 25, 2015, as reported in the Issuer’s quarterly report filed with the SEC on November 9, 2015.

CUSIP No. 03783C100

1.	Names of Reporting Persons Dragoneer Global Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,129,107 shares of Class A Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,129,107 shares of Class A Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,129,107 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 14.44%[4]
14.	Type of Reporting Person (See Instructions) PN

[4]	Percentage calculations are based upon 7,821,666 issued and outstanding shares of the Issuer’s Class A common stock as of October 25, 2015, as reported in the Issuer’s quarterly report filed with the SEC on November 9, 2015.

AMENDMENT NO. 3 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) by the Reporting Persons with respect to the Common Stock of the Issuer on July 6, 2015, as amended on January 15, 2016 and February 4, 2016 (the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined. Except as specifically provided herein, this amendment (“Amendment No.3”) does not modify any of the information previously reported on the Statement

Item 3.    Source and Amount of Funds or Other Consideration.

The information contained in Item 3 of the Schedule 13D is hereby amended to add the following:

On February 4, 2016, Dragoneer Global Fund II purchased 25,000 shares of the Issuer’s Class A Common Stock for $13.04 per share. On February 5, 2016, Dragoneer Global Fund II purchased 76,703 shares of the Issuer’s Class A Common Stock for $13.01 per share. The source of funds for the acquisition of the Class A Common Stock by Dragoneer Global Fund II was capital contributions of the partners of Dragoneer Global Fund II.

Item 5.    Interest in Securities of the Issuer.

The information contained in Item 5 of the Schedule 13D is hereby amended and restated as follows:

Pursuant to Rule 13d-3(d)(1), all Class B Common Stock (which are convertible into Class A Common Stock) held by the Reporting Persons were deemed to be converted for the purposes of (i) determining the aggregate amount of Class A Common Stock beneficially owned by the Reporting Persons and (ii) calculating the percentages of the Class A Common Stock owned by such person. Consequently, all Class A Common Stock amounts and percentages have been determined by including the Class B Common Stock held by such Reporting Persons. The percentages of ownership set forth below are based on 7,821,666 shares of Class A Common Stock outstanding as of October 25, 2015.

(a) and (b)

The beneficial ownership of Common Stock by each person named in Item 2 above is as follows:

Mr. Stad has sole investment and voting power with respect to 143,647 shares of Class B Common Stock and may be deemed to share investment or voting power with respect to 1,129,107 shares of Class A Common Stock and 1,393,904 shares of Class B Common Stock held by the Dragoneer Entities and certain other managed accounts. In aggregate, Mr. Stad may be deemed to beneficially own 1,129,107 shares of Class A Common Stock and 1,537,551 shares of Class B Common Stock.

Dragoneer Adviser is a registered investment adviser and acts as investment manager to affiliates of Dragoneer Apartment Fund and Dragoneer Global Fund II and as a result may be deemed to share voting and dispositive power with respect to the 1,129,107 shares of Class A Common Stock held by Dragoneer Global Fund II and the 1,393,904 shares of Class B Common Stock held by Dragoneer Apartment Fund and certain other managed accounts. In aggregate, Dragoneer Adviser may be deemed to beneficially own 1,129,107 shares of Class A Common Stock and 1,393,904 shares of Class B Common Stock.

Dragoneer Apartment Fund holds 810,282 shares of Class B Common Stock (the “Dragoneer Apartment shares”) and may be deemed to share voting and dispositive power with respect to such shares. As the manager of Dragoneer Apartment Fund, Dragoneer Global GP may also be deemed to share voting and dispositive power with respect to the Dragoneer Apartment shares.

Dragoneer Global Fund II holds 1,129,107 shares of Class A Common Stock (the “Dragoneer Global Fund II shares”) and may be deemed to share voting and dispositive power with respect to such shares. As the general partner of Dragoneer Global Fund II, Dragoneer Global GP II may also be deemed to share voting and dispositive power with respect to the Dragoneer Global Fund II shares.

Item 13 of each of the cover pages of this Statement is incorporated herein by reference.

(c)

The Reporting Persons have not effected any transactions in the Class A Common Stock in the last 60 days, other than as described in Item 3.

(d) Not applicable.

(e) Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2016

Marc Stad

By:	/s/ Marc Stad

DRAGONEER INVESTMENT GROUP, LLC

By:	/s/ Pat Robertson
Name:	Pat Robertson
Chief Operating Officer

DRAGONEER APARTMENT, LLC

By:	Dragoneer Global GP, LLC
Its:	Manager

By:	/s/ Pat Robertson
Name:	Pat Robertson

DRAGONEER GLOBAL FUND II, L.P.

By:	Dragoneer Global GP II, LLC
Its:	General Partner

By:	/s/ Pat Robertson
Name:	Pat Robertson

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

EXHIBIT INDEX

Exhibit I	Agreement Regarding the Joint Filing of Schedule 13D/A, dated February 5, 2016 by and among the Reporting Persons (filed herewith).